                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ____)/1/



                          CANARGO ENERGY CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  137225 10 8
        _______________________________________________________________
                                (CUSIP Number)


                             J.F. RUSSELL HAMMOND
                          PROVINCIAL SECURITIES LTD.
             607 Gilbert House, Barbican, London EC2 Y8BD England
                                44-171-628-6184
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 15, 1998
        _______________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                              Page 1 of 12 Pages


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 137225 10 8                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PROVINCIAL SECURITIES LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      LIBERIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                  1,671,250
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                     0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                  1,671,250
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,671,250
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NO. 137225 10 8                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.F. RUSSELL HAMMOND
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED KINGDOM
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                 63,750
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                    4,212,322
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                 63,750
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                 4,212,322
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,276,072
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 137225 10 8                                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TERRENEX ACQUISITION CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      ALBERTA, CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                    2,541,072
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                       0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                    2,541,072
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                    0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,541,072
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 137225 10 8                                    PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL R. BINNION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                    526,636
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                       2,541,072
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                    526,636
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                    2,541,072
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,067,708
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

        Effective July 15, 1998, Fountain Oil Incorporated changed its name to CanArgo Energy Corporation and effected a one for two reverse stock split. The title of the class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), issued by CanArgo Energy Corporation, a Delaware Corporation (the "Corporation"). The principal offices of the Corporation are located at Suite 1580, 727 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 0Z5.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is filed by Provincial Securities Ltd., a Liberia corporation ("Provincial"), J.F. Russell Hammond ("JFRH"), Terrenex Acquisition Corporation, an Alberta corporation ("Terrenex") and Michael R. Binnion ("MRB"). Provincial's principal business is as a private investment company. Provincial's principal business and principal office address is 57 Rue Grimaldi, Monte Carlo MC 98000 Monaco. Terrenex's principal business is as a Alberta Stock Exchange listed investment company. Terrenex's principal business and principal office address is Suite 1580, 727 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 0Z5.

        JFRH is a Director of the Corporation, an investment adviser to Provincial and Chairman of Terrenex. The activities associated with these positions constitute the principal occupation of JFRH. JFRH is a citizen of the United Kingdom, and his principal business address is 607 Gilbert House, London. The director of Provincial is Ian Ilsley whose principal business address is Provincial's business address listed above.

        MRB is President, Director and Chief Financial Officer of the Corporation and Terrenex. MRB is also the sole director of Ruperts Crossing, an Alberta corporation ("Ruperts") whose principal business is as a private investment company. The activities associated with these positions constitute the principal occupation and employment of MRB. MRB is a citizen of Canada, and his principal business address is the Corporation's business address listed above.

        Terrenex's other directors are Thomas Vukovich ("TV") and Khaled
Chehabi ("KC"). TV is an Executive Director of Crossfield House Inc. and Chairman of Via TV Marketing. KC is President of CHB Consultants Limited.
These positions constitute the principal occupation and employment of these individuals. TV and KC are citizens of Canada and Syria respectively and their business address is Suite 1710, 407 Second Street S.W., Calgary, Alberta, Canada T2P 2Y3.

        During the last five years, neither Provincial, JFRH, Ian Ilsley, Terrenex, MRB, TV nor KC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period neither has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject the person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws with the exception of TV, who in 1994 entered into a settlement agreement with the Alberta Securities Commission relating to the failure to file insider trading reports in a timely manner. The settlement agreement was subsequently approved by an order of the Alberta Securities Commission.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the Combination Agreement (as amended and restated) (the "Combination Agreement") between Fountain Oil Incorporated, predecessor of the Corporation ("Fountain") and CanArgo Energy Inc. ("CanArgo"), each holder of common shares of CanArgo ("CanArgo Common Shares") will receive 1.6 Exchangeable Shares (subject to adjustment for changes in the capitalization of Fountain) for each CanArgo Common Share held. The Exchangeable Shares will be securities issued by CanArgo that are exchangeable generally at the option of the holders for Common Stock of the Corporation on a share-for-share basis and entitle the holders to dividends and other rights economically equivalent to those to which holders of Common Stock of the Corporation are entitled. The following table lists Provincial, Terrenex, Ruperts, MRB and TV's holdings in CanArgo Exchangeable Shares:

         HOLDER            EXCHANGEABLE       SOURCE             AMOUNT
                            SHARES (1)
-------------------------------------------------------------------------------
Provincial                   1,671,250    Working Capital    US $216,317
-------------------------------------------------------------------------------
Terrenex                     1,820,032    Working Capital    CDN. $1,871,155
-------------------------------------------------------------------------------
Ruperts                        194,843    Working Capital    CDN. $100,000
-------------------------------------------------------------------------------
MRB                             21,793    Personal Funds     CDN. $6,897
-------------------------------------------------------------------------------
TV                              24,000    Personal Funds     US $24,000
-------------------------------------------------------------------------------

(1) Exchangeable Shares (post reverse split) held which may be exchanged for shares of Common Stock of the Corporation.

        CanArgo Special Warrants were issued to investors on October 30, 1997 in a private placement under the CanArgo Special Warrant Indenture. Each CanArgo Special Warrant is exercisable without payment of any additional consideration for one unit consisting of 1:1 CanArgo Common Shares and 0.55 CanArgo Stock Purchase Warrants. All of the CanArgo Special Warrants which have not been exercised on or before April 30, 1999 shall be automatically exercised, without any further action on the holder's part at the time of expiry. The CanArgo Special Warrants held by Terrenex, after conversion into Exchangeable Shares, may be exchanged for 459,360 (post reverse split) shares of Common Stock of the Corporation. The CanArgo Special Warrants were acquired by Terrenex utilizing its working capital for CDN. $2.20 per CanArgo Special Warrant.

        Holders of CanArgo Stock Purchase Warrants also have the right to purchase Exchangeable Shares (instead of CanArgo Common Shares) on the basis of
1.6 (subject to adjustment for changes in the capitalization of Fountain) Exchangeable Shares for each of such CanArgo Stock Purchase Warrant. Pursuant to the CanArgo Stock Purchase Warrants, Terrenex may purchase 32,000 Exchangeable Shares at an exercise price of CDN. $2.875 per Exchangeable Share through July 31, 1999 and 229,680 Exchangeable Shares at an exercise price of
CDN. $3.25 per Exchangeable Share through November 1, 1999.   To the extent
Terrenex exercises the CanArgo Stock Purchase Warrants, Terrenex presently intends to utilize working capital.

        CanArgo established a stock option plan approved at the special and annual general meeting of shareholders of CanArgo held June 30, 1997. Holders of CanArgo Stock Options also have the right to purchase Exchangeable Shares (instead of CanArgo Common Shares) on the basis of 1.6 (subject to adjustment for changes in the capitalization of Fountain)

Exchangeable Shares for each of such CanArgo Stock Option. The CanArgo Stock Options held by JFRH may be exercised for 60,000 Exchangeable Shares at an exercise price of CDN. $2.75 per Exchangeable Share through July 1, 2002. The CanArgo Stock Options held by MRB may be exercised for 140,000 Exchangeable Shares at an exercise price of CDN. $2.75 per Exchangeable Share through July 1, 2002. To the extent JFRH and MRB exercise the CanArgo Stock Options, both presently intend to utilize personal funds.

        Pursuant to the Corporation's 1995 Long-Term Incentive Plan (the "1995 Plan") adopted by the Corporation in February 1996, options may be granted to employees, directors, consultants and advisors of the Corporation. Pursuant to the 1995 Plan, a specified number of stock options exercisable at the then market price are granted annually to non-employee directors of the Corporation. On July 15, 1998, JFRH, a non-employee director, was granted stock options to acquire 3,750 (post reverse split) shares of Common Stock of the Corporation at an exercise price of US. $1.00 per Common Share through July 14, 2001. On July 17, 1998, MRB, an employee director, was granted stock options to acquire 170,000 (post reverse split) shares of Common Stock of the Corporation at an exercise price of US $1.25 per Common Share through July 16, 2008. To the extent that JFRH and MRB exercise the stock options, both presently intend to utilize personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

        Purpose of Transaction:
        (a)  Provincial - Investment Purposes
        (b)  Terrenex - Investment Purposes
        (c)  MRB and Ruperts  - Investment Purposes

        The CanArgo Stock Options and the 1995 Plan stock options held by JFRH and MRB were granted by the respective Compensation Committees appointed by CanArgo and the Corporation's Board of Directors for the purpose of advancing the interest of CanArgo and the Corporation. Provincial and Terrenex may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

        Provincial, JFRH, Terrenex, MRB and Ruperts currently have no plans for proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management, any material change in the Corporation's business or corporate structure, any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or any similar action.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

        Provincial has the sole power to direct the vote or disposition (prior to, during and after conversion of the Exchangeable Shares) for 1,671,250 (post reverse split) shares of Common Stock of the Corporation. Provincial would exercise its power to direct the vote or disposition of such securities in accordance of the advice of its investment adviser, JFRH.

        Pursuant to the CanArgo Stock Options and the 1995 Plan stock options granted to JFRH, JFRH has the right to purchase 60,000 and 3,750 (post reverse split) shares of Common Stock of the Corporation, respectively. JFRH would expect to have the sole power to direct the vote or disposition of any shares of Common Stock of the Corporation acquired by JFRH pursuant to the CanArgo Stock Options and the 1995 Plan stock options.

        Terrenex has the sole power to direct the vote or disposition (prior to, during an after conversion of the Exchangeable Shares) for 1,820,032 (post reverse split) shares of Common Stock of the Corporation. Pursuant to the CanArgo Special Warrants and CanArgo Stock Purchase Warrants, Terrenex has the right to receive/purchase 459,360 and 261,680 (post reverse split) shares of Common Stock of the Corporation, respectively. Terrenex would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by Terrenex pursuant to the CanArgo Special Warrants and CanArgo Stock Purchase Warrants. Terrenex would exercise its power to direct the vote or disposition of such securities through its management and Board of Directors.

        MRB has the sole power to direct the vote or disposition (prior to, during and after conversion of the Exchangeable Shares) for 216,636 (post reverse split) shares of Common Stock of the Corporation. Pursuant to the CanArgo Stock Options and the 1995 Plan stock options granted to MRB, MRB has the right to purchase 140,000 and 170,000 (post reverse split) shares of Common Stock of the Corporation, respectively. MRB would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by MRB pursuant to the CanArgo Stock Options and the 1995 Plan stock options.

        TV has the sole power to direct the vote or disposition (prior to, during and after conversion of the Exchangeable Shares) for 24,000 (post reverse split) shares of Common Stock of the Corporation.

        Provincial disclaims any beneficial interest in any share of Common Stock owned by JFRH, Terrenex, MRB and Ruperts or which JFRH, Terrenex, MRB and Ruperts has the right to acquire. Terrenex disclaims any beneficial interest in any share of Common Stock owned by Provincial, JFRH, MRB and Ruperts or which Provincial, JFRH, MRB and Ruperts has the right to acquire. JFRH disclaims any beneficial interest in any share of Common Stock owned by Provincial or Terrenex or which Provincial or Terrenex has the right to acquire, other than such beneficial interest that arises out of JFRH's service as investment adviser to Provincial and director of Terrenex. MRB disclaims any beneficial interest in any share of Common Stock owned by Provincial, Terrenex and Ruperts or which Provincial, Terrenex and Ruperts has the right to acquire, other than such beneficial interest that arises out of MRB's service as a director and officer of Terrenex and Ruperts.

          The 1,671,250 shares of Common Stock that Provincial owns and as to which Provincial either has or would expect to have the sole power to direct the vote or disposition, represent approximately 12.96% of that class of securities.

          The 63,750 shares of Common Stock that JFRH has the right to acquire through the exercise of CanArgo Stock Options and the 1995 Plan stock options as to which JFRH either has or would expect to have the sole power to direct the vote or disposition, represent approximately 0.56% of that class of securities.

          The 2,541,072 shares of Common Stock that Terrenex owns and has the right to acquire through the exercise of CanArgo Special Warrants and CanArgo Stock Purchase Warrants, and as to which Terrenex either has or would expect to have the sole power to direct the vote or disposition, represent approximately 18.46% of that class of securities.

          The 526,636 shares of Common Stock that MRB and Ruperts own and have the right to acquire through the exercise of CanArgo Stock Options and the 1995 Plan stock options as to which MRB either has or would expect to have the sole power to direct the vote or disposition, represent approximately 4.48% of that class of securities.

          The 24,000 shares of Common Stock that TV owns and as to which TV has the sole power to direct the vote or disposition, represents approximately 0.002% of that class of securities.

          The 4,802,708 shares of Common Stock that Provincial, JFRH, Terrenex, MRB and Ruperts in the aggregate own and have the right to acquire through the exercise of the CanArgo Special Warrants, CanArgo Stock Purchase Warrants, CanArgo Stock Options and the 1995 Plan stock options, and as to which Provincial, JFRH, Terrenex, MRB and Ruperts either has or would expect to have the sole power to direct the vote or disposition, represent approximately 29.97% of that class of securities.

          During the past sixty days, Provincial, JFRH, Terrenex, MRB, Ruperts, TV and KC have not engaged in any transactions in Common Stock, other than pursuant to the terms of the Combination Agreement and the 1995 Plan stock options as described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except pursuant to the terms of the Combination Agreement and the 1995 Plan stock options, there are no contracts, arrangements, understandings or relationships between the parties named in Item 2 above and between such persons and any person with respect to any securities of the Corporation.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(k)(l).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  July 24, 1998

                              PROVINCIAL SECURITIES LTD.

                              By: /s/J.F. Russell Hammond
                                  -------------------------------------
                              J.F. Russell Hammond, Investment Adviser


                              /s/J.F. Russell Hammond
                              -----------------------------------------
                              J.F. Russell Hammond


                              Terrenex Acquisition Corporation

                              By: /s/Michael R. Binnion
                                  -------------------------------------
                              Michael R. Binnion, President


                              /s/Michael R. Binnion
                              -----------------------------------------
                              Michael R. Binnion

                                  Exhibit "A"
                                  -----------

                             Joint Filing Agreement
                             ----------------------

Provincial Securities Ltd., J.F. Russell Hammond, Terrenex Acquisition Corporation and Michael R. Binnion (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of CanArgo Energy Corporation, a Delaware corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

Each of the Parties represents and warrants that such Party is eligible to use
Schedule 13D with respect to the information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-fourth day of July, 1998

PROVINCIAL SECURITIES LTD.
By:

/s/ J.F. Russell Hammond     /s/ J.F. Russell Hammond
------------------------     -------------------------
J.F. Russell Hammond         J. F. Russell Hammond

TERRENEX ACQUISITION CORPORATION
By:

/s/ Michael R. Binnion       /s/ Michael R. Binnion
------------------------     -------------------------
Michael R. Binnion,          Michael R. Binnion
President